Exhibit 99.6

Wipro Limited

Results for the Quarter ended September 30, 2018

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 18-19				FY 17-18
		Q2Note 1		Q1		FY		Q4		Q3		Q2	Q1
Revenue & OM%	IT Services Revenues ($MN)	2,041.2		2,026.5		8,060.2		2,062.0		2,013.0		2,013.5	1,971.7
	Sequential Growth	1.9	%Note 1	-1.7%		4.6%		2.4%		0.0%		2.1%	0.9%
	Sequential Growth in Constant CurrencyNote 2	2.8	%Note 1	0.1%		2.9%		1.1%		0.9%		0.3%	0.3%
	Operating Margin %	14.6	%Note 3	17.2	%Note 4	15.8	%Note 5	14.4	%Note 6	14.8	%Note 7	17.3%	16.8%

Service Line Mix	Practices
	Digital Operations and PlatformsNote 8	12.7%		12.1%		12.2%		12.1%		12.6%		12.1%	12.0%
	Cloud and Infrastructure Services	26.5%		27.4%		28.4%		28.8%		28.2%		28.4%	28.1%
	Data, Analytics and AI	7.8%		7.1%		7.0%		7.0%		7.0%		7.1%	7.1%
	Modern Application Services	45.7%		46.1%		45.4%		44.8%		45.3%		45.5%	45.8%
	Industrial & Engineering ServicesNote 9	7.3%		7.3%		7.0%		7.3%		6.9%		6.9%	7.0%

SBU Mix	Strategic Business Units
	Banking, Financial Services and Insurance	30.7%		30.0%		28.1%		29.2%		28.5%		27.6%	26.7%
	Communications	5.7%		5.6%		6.4%		5.8%		6.4%		6.5%	6.8%
	Consumer Business Unit	16.3%		16.0%		15.8%		15.6%		16.0%		15.9%	15.8%
	Energy, Natural Resources and Utilities	12.6%		12.5%		12.9%		12.5%		12.4%		13.5%	13.4%
	Health Business Unit	12.8%		13.4%		14.1%		13.9%		14.0%		13.7%	14.8%
	Manufacturing	8.2%		8.3%		8.7%		8.7%		8.6%		8.7%	9.0%
	Technology	13.7%		14.2%		14.0%		14.3%		14.1%		14.1%	13.5%

Geography Mix	Geography
	Americas	55.2%		54.9%		53.4%		52.7%		53.1%		53.6%	54.5%
	APAC and Other Emerging Markets	11.4%		10.9%		11.1%		10.9%		11.0%		11.4%	10.9%
	Europe	25.3%		25.6%		25.6%		27.0%		25.9%		25.1%	24.2%
	India & Middle East business	8.1%		8.6%		9.9%		9.4%		10.0%		9.9%	10.4%

Guidance	Guidance ($MN)	2,009-2,049		2,015-2,065				2,033-2,073		2,014-2,054		1,962-2,001	1,915-1,955
	Guidance restated based on actual currency realized ($MN)	1,990-2,030		1,978-2,027				2,060-2,100		1,996-2,036		1,999-2,038	1,927-1,967
	IT Services Revenues ($MN)	2,041.2		2,026.5		8,060.2		2,062.0		2,013.0		2,013.5	1,971.7

Customer Relationships	Customer size distribution (TTM)
	> $100MN	9		8		8		8		9		9	9
	> $75MN	19		19		20		20		17		16	18
	> $50MN	39		40		39		39		41		39	36
	> $20MN	93		91		95		95		90		90	90
	> $10MN	180		173		171		171		167		170	163
	> $5MN	274		278		277		277		272		270	262
	> $3MN	358		368		369		369		364		370	357
	> $1MN	612		624		631		631		635		627	624

Customer Metrics	Revenue from Existing customers %	98.6%		99.5%		98.6%		97.4%		98.2%		99.2%	99.6%
	Number of new customers	76		75		223		58		79		41	45
	Total Number of active customers	1,193		1,254		1,248		1,248		1,281		1,274	1,244
	Customer Concentration
	Top customer	3.6%		3.7%		3.1%		3.5%		3.1%		3.1%	2.9%
	Top 5	12.1%		11.7%		11.1%		11.9%		11.3%		11.0%	10.3%
	Top 10	18.8%		18.3%		17.8%		18.4%		17.8%		18.0%	17.5%

Notes:

Note 1: Sequential/QoQ and YoY growth rates for Q2’19 have been computed by adjusting revenues for Q1’19 and Q2’18 for the impact from the divestment of our hosted data centre services business.

Note 2. Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

Note 3. IT Services margin for the Quarter ended September 30, 2018 includes a loss of ₹5,141 million from the settlement with one of our key customers. Adjusted for this settlement, our operating margin was 18.1%.

Note 4. IT Services margin for the Quarter ended June 30, 2018 includes gain of ₹2,529 million from the sale of our hosted data center business during the quarter.

Note 5. Excluding the one time impact of insolvency of two of our customers & impairment loss booked for one of our acquisitions, normalized operating margin for the Year ended March 31, 2018 was 16.8%.

Note 6. Excluding the one time impact of insolvency of a customer & impairment loss booked for one of our acquisitions, normalized operating margin for the Quarter ended March 31, 2018 was 16.0%.

Note 7. Excluding the one time impact of insolvency of a customer, post balance sheet date, normalized operating margin for the Quarter ended December 31, 2017 was 17.2%.

Note 8. The service line formerly known as Business Process Services has been renamed as Digital Operations and Platforms (DO&P).

Note 9. The service line formerly known as Product Engineering Services has been renamed as Industrial & Engineering Services (I&ES).

		FY 18-19		FY 17-18
		Q2	Q1	FY	Q4	Q3	Q2	Q1
Currency Mix	% of Revenue
	USD	60%	60%	58%	58%	58%	58%	59%
	GBP	10%	11%	10%	11%	10%	10%	10%
	EUR	9%	8%	9%	9%	9%	9%	9%
	INR	6%	7%	8%	8%	8%	8%	8%
	AUD	5%	5%	5%	5%	5%	5%	4%
	CAD	3%	2%	2%	2%	2%	3%	3%
	Others	7%	7%	8%	7%	8%	7%	7%

	Closing Employee Count	175,346	164,659	163,827	163,827	162,553	163,759	166,790
	Utilization (IT Services excl. Infocrossing, DO&P, Designit, cellent, HPS, Appirio, Cooper, Infoserver and I&ME)
	Gross Utilization	74.4%	74.5%	72.2%	73.1%	71.0%	72.9%	72.0%
	Net Utilization (Excluding Support)	83.2%	83.9%	81.1%	82.4%	80.0%	81.8%	80.3%
	Net Utilization (Excluding Trainees)	85.5%	85.2%	82.5%	83.4%	81.9%	82.5%	82.1%

	Attrition

	(IT Services excl. DO&P)

	Voluntary TTM	17.4%	17.0%	16.6%	16.6%	15.9%	15.7%	15.9%
	Voluntary Quarterly Annualized	18.3%	17.7%	16.6%	17.5%	16.2%	16.7%	16.1%
	DO&P % - Quarterly	12.3%	10.8%	12.7%	11.3%	12.8%	13.5%	12.8%
	DO&P % - Post Training Quarterly	11.2%	9.5%	11.2%	9.8%	11.1%	11.9%	11.4%

	Sales & Support Staff - IT Services	14,862	15,076	14,936	15,215	14,881	14,880	14,769

B. IT Services (Excluding Infocrossing, DO&P, Designit, cellent, HPS, Appirio, Cooper, Infoserver and I&ME)

Service delivery	Revenue from FPP	58.9%	58.9%	58.1%	58.7%	57.7%	57.7%	58.2%
	Onsite Revenue - % of Services	52.8%	52.9%	53.2%	52.7%	53.5%	53.2%	53.6%
	Offshore Revenue - % of Services	47.2%	47.1%	46.8%	47.3%	46.5%	46.8%	46.4%

C. Growth Metrics for the Quarter ended September 30, 2018Note 1

	Reported Currency QoQ %	Reported Currency YoY %	Constant Currency QoQ %	Constant Currency YoY %
IT Services	1.9%	2.6%	2.8%	5.1%

Strategic Business Units
Banking, Financial Services and Insurance	3.4%	13.1%	4.4%	16.0%
Communications	2.1%	-11.4%	4.2%	-6.7%
Consumer Business Unit	3.7%	5.0%	4.8%	7.7%
Energy, Natural Resources and Utilities	2.2%	-4.3%	4.0%	0.0%
Health Business Unit	-3.2%	-5.3%	-3.0%	-4.4%
Manufacturing	1.1%	-3.6%	1.7%	-1.6%
Technology	1.6%	3.7%	1.8%	4.6%

Geography
Americas	3.5%	6.8%	3.7%	7.9%
APAC and Other Emerging Markets	5.4%	0.9%	7.9%	7.3%
Europe	-0.5%	2.3%	0.9%	5.0%
India & Middle East business	-5.4%	-17.1%	-2.8%	-11.7%

Practices
Digital Operations and PlatformsNote 8	5.7%	6.7%	6.2%	8.1%
Cloud and Infrastructure Services	1.5%	-1.6%	2.6%	1.8%
Data, Analytics and AI	9.9%	11.6%	11.1%	14.0%
Modern Application Services	0.0%	1.9%	1.0%	4.5%
Industrial & Engineering ServicesNote 9	1.5%	6.7%	1.9%	7.9%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q2 FY 18-19 (INR MN)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	98,839	2,851	80	101,770
Selling and marketing expenses	10,774	76	(36)	10,814
General and administrative expenses	13,432	374	(110)	13,696

Total	123,045	3,301	(66)	126,280